PRESS RELEASE	EXHIBIT 99.1
For the quarter and the year ended December 31, 2004
All amounts are in US$ unless otherwise stated

TIW REPORTS STRONG FOURTH QUARTER RESULTS
  Record subscriber growth
  Q4 Service Revenues of $344.7 million, up 32.9% from Q4-2003
  Q4 Operating Income of $60.2 million, up 46.4% from Q4-2003
  Q4 Net Income of $4.9 million vs. net loss of $0.7 million in Q4-2003

Montréal, Canada, February 22, 2005 - Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX, "TIW", Nasdaq, "TIWI") today reported its results for the fourth quarter of 2004.

Service revenues for the quarter reached $344.7 million compared to $259.4 million for the fourth quarter of 2003. Consolidated operating income before depreciation and amortization (OIBDA)1 increased 32.3% to $125.0 million compared to $94.5 million for the fourth quarter of 2003. Operating income for the quarter reached $60.2 million compared to $41.1 million for the fourth quarter of 2003. The growth in OIBDA and operating income reflects the rapid expansion of our subscriber base in Romania over the last twelve months and significant subscriber growth and margin expansion in the Czech Republic. Net income for the quarter was $4.9 million, or $0.03 per share on a basic and fully diluted basis, compared to a net loss of $0.7 million, or $0.01 loss per share on a basic and fully diluted basis, for the fourth quarter 2003. The net income for the quarter ended December 31, 2004 takes into consideration our 27.1% share of a loss of $25.7 million on early extinguishment of debt at Oskar Mobil a.s., representing a loss of $0.04 per share on a basic and fully diluted basis. Net income for the year was $55.2 million, or $0.39 per basic share and $0.38 fully diluted per share, compared to a net income of $11.9 million, or $0.12 per basic share and $0.11 fully diluted per share, for the corresponding prior year period.

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1We use the term operating income before depreciation and amortization ("OIBDA") and average revenue per user (''ARPU'') believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We believe that ARPU provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under generally accepted accounting principles ("GAAP"). For the reconciliation of OIBDA to net income and for the reconciliation between service revenues and ARPU refer to the non GAAP measures and operating data section of this release.

"We are pleased with our fourth quarter and year end results", said Bruno Ducharme, Chairman and Chief Executive Officer. "We are also very satisfied with the completion of our recently announced transaction to increase our equity interest in Oskar Holdings N.V. to 100%," added Mr. Ducharme. "In Romania, we continued to register record subscriber growth with 76.8% greater net additions in 2004 than for the 2003 year, resulting in strong service revenues growth. In the Czech Republic we continue to grow our postpaid subscriber base, improve our margin and increase our share of total market service revenue" said Alexander Tolstoy, President and Chief Operating Officer.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER AND THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2004

Management's discussion and analysis, dated February 22, 2005, should be read in conjunction with the accompanying unaudited consolidated financial statements of TIW for the three months and year ended December 31, 2004 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in TIW's 2003 Annual Report for the year ended December 31, 2003. Additional information relating to TIW, including the company's annual report on Form 20-F and continuous disclosure documents, is available on SEDAR at www.sedar.com under Telesystem International Wireless Inc. The financial information presented herein has been prepared on the basis of Canadian GAAP. Please refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2003 for a summary of the differences between Canadian GAAP and United States (U.S.) GAAP.

Results of Operations

We recorded net subscriber additions for the fourth quarter of 624,399 compared to 624,688 in the same period last year. The 2003 net additions included 21,118 subscribers added at Hexacom, our Indian affiliate, which was sold in Q1 2004. As of December 31, 2004, the total number of subscribers reached 6,741,428, up 29.5% compared to 5,206,983 at the end of the fourth quarter of 2003 of which 203,190 was with Hexacom. Consolidated service revenues increased 32.9% to $344.7 million compared to $259.4 million for the fourth quarter of 2003.

Cost of service revenues increased to $98.3 million for the three months ended December 31, 2004 from $73.7 million for the three months ended December 31, 2003 but, as a percentage of service revenues, remained almost stable at 28.5% compared to 28.4% for the prior year comparative period.

Equipment revenues rose to $22.2 million for the three months ended December 31, 2004 compared to $18.4 million for the same period in 2003 as a result of higher postpaid subscriber growth. Cost of equipment correspondingly rose to $43.5 million from $35.2 million for the three months ended December 31, 2004 and December 31, 2003 respectively. Included in the cost of equipment are costs of handsets and accessories sold, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of the cost of acquiring such new subscribers.

Selling, general and administrative expenses were $100.0 million, 29.0% of service revenue, in the fourth quarter of 2004 as compared to $74.4 million, 28.7% of service revenue, in 2003. The increase in selling, general and administrative expense is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers, especially in the postpaid segment. Also included in the expenses for the fourth quarter of 2004 is a non-cash stock based compensation expense of $5.0 million as compared to $0.3 million of the corresponding period of 2003.

As a result of the aforementioned, we recorded OIBDA for the fourth quarter of 2004 of $125.0 million compared to OIBDA of $94.5 million for the same period last year. OIBDA as a percentage of service revenue for the three month period was 36.3% compared to 36.4% in the same period of 2003.

Depreciation and amortization increased to $64.8 million for the three months ended December 31, 2004, from $53.4 million for the same period in 2003, due primarily to a higher tangible asset base, amortization of $1.8 million of fair value increments related to 2004 acquisitions of shares in our subsidiaries and write-offs in the amounts of $5.3 million compared to $0.7 million last year. The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $60.2 million compared to $41.1 million for the same period last year, an increase of 46.4%.

Interest expense, net of interest income, for the three months ended December 31, 2004 was $22.7 million compared to $22.3 million for the same quarter of 2003, primarily due to the higher effective cost of debt and higher level of average debt at Oskar Mobil, partly offset by the repayment of long-term debt at MobiFon S.A. and an increase in financial income from $0.7 million in the fourth quarter of 2003 to $1.4 million in the fourth quarter of this year. The fourth quarter 2004 results also include a $25.7 million loss on early extinguishment of debt at Oskar Mobil a.s in connection with its senior credit facility refinancing. We recorded a foreign exchange gain of $3.1 million for the three months ended December 31, 2004 compared to a gain of $0.7 million for the same period in 2003.

Income tax expense for the quarter was $18.9 million as compared to $14.2 million for the same quarter in 2003. Income tax expense consists primarily of Romanian income taxes. The Romanian government has announced a further reduction in the corporate income tax rate from 19% previously announced to 16% effective January 1, 2005. The Romanian statutory income tax rate was 25% for 2004.

As a result of the foregoing, net income for the fourth quarter of 2004 amounted to $4.9 million or $0.03 per share on a basic and fully diluted basis compared to a net loss of $0.7 million or $0.01 loss per share on a basic and fully diluted basis for the fourth quarter of 2003.

For the year 2004 as a whole, consolidated service revenues increased 32.2% to $1.2 billion compared to $914.9 million for the same period last year. Cost of service revenues increased to $356.1 million for the year ended December 31, 2004 from $268.2 million for the year ended December 31, 2003 but was stable, as a percentage of service revenues, at 29.4% versus 29.3% for 2003.

Selling, general and administrative expenses were $317.3 million for the twelve months ended December 31, 2004 compared to $234.9 million for the same period in 2003. The increase in selling, general and administrative expense is largely attributable to additional costs incurred for acquiring and servicing a significantly higher number of subscribers and stock based compensation charges of $12.6 million. As a result of the aforementioned, OIBDA for the year ended December 31, 2004 was $487.3 million compared to $374.6 million for the same period in 2003.

Depreciation and amortization for the year ended December 31, 2004 increased to $233.0 million from $204.7 million for the same period in 2003, due primarily to a higher tangible asset base, amortization of $2.1 million of fair value increments related to our acquisitions of shares in our subsidiaries and write-offs in the amounts of $10.1 million compared to $6.7 million for the twelve months ended December 31, 2003.

Operating income increased 49.7% to $254.3 million from $169.9 million for the same period last year. Net income for the year ended December 31, 2004 was $55.2 million, or $0.39 per basic share and $0.38 fully diluted per share, compared to a net income of $11.9 million, or $0.12 per basic share and $0.11 fully diluted per share, for the corresponding prior year period. The 2004 net income includes a gain of $11.7 million on the disposal of our shares in Hexacom, our Indian affiliate, in the first quarter and our share of the loss on early extinguishment of debt at Oskar mentioned above, while the 2003 net income included a gain of $19.4 million on the sale of a minority interest in MobiFon and an $8.8 million loss related to our discontinued Brazilian cellular operations which were disposed of on March 26, 2003.

MobiFon S.A. - Romania

MobiFon S.A. ("MobiFon" or its trade mark, "Connex"), added 540,567 net subscribers for the fourth quarter for a total of 4,910,312, compared to net additions of 494,961 in the fourth quarter of 2003 and total subscribers of 3,457,042 at the end of the same 2003 period. This represents an increase of 42.0% in total number of subscribers over the last 12 months. Connex's subscriber growth for the last quarter of 2004 was an all-time record for the Company. As of December 31, 2004, we estimate that MobiFon had a 48.0% share of the cellular market in Romania. Connex's net postpaid subscriber additions during the period represented 40.9% of its overall subscriber additions, a very positive result especially for this period of the year. As of December 31, 2004, postpaid subscribers accounted for 34.3% of MobiFon's total subscriber base as compared to  33.5% at the end of last quarter and 37.4% at the end of the fourth quarter of 2003.

The Romanian mobile market continued to show significant growth. During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 47% from 33% at the end of 2003.

Service revenues reached $192.9 million compared to $145.1 million for the fourth quarter of 2003. This record $47.8 million increase in service revenues translated into a 32.9% year over year growth rate. This growth was largely attributable to a 44.6% increase in average number of subscribers partly offset by a decline in average revenue per user.

The monthly average revenue per user ("ARPU") 1 for the fourth quarter was $12.75 compared to $13.94 for the same period of last year, with the decrease being primarily the result of the addition of more than 1.4 million subscribers during the last 12 months, more than 0.5 million of which were added during the last three months, with a lower usage profile compared to the existing average subscriber base.

Cost of services as a percent of service revenue increased to 21.8% from 20.7% in the fourth quarter of 2003. This increase is primarily a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee, $1.8 million of which was booked during the fourth quarter of 2004. Selling, general and administrative expenses increased from 24.6% of service revenues for the three months ended December 31, 2003 to 27.4% for the latest three month period primarily due to higher selling and marketing expenses as a percentage of service revenue. This increase was triggered by greater customer acquisition activity during the quarter and a higher emphasis on advertising and commissioning as opposed to equipment subsidies compared to the same quarter in 2003. Excluded from our selling and marketing expenses is the excess of cost of equipment sold over equipment revenues which represented 6.8% of our service revenue for the quarter down from 8.1% for the corresponding period last year.

OIBDA increased 25.5% to $84.8 million compared to $67.6 million for the same period last year. OIBDA as a percentage of service revenue decreased to 44.0% compared to 46.6% for the same period last year, consistent with greater costs incurred in acquiring significantly more new subscribers. Operating income for the quarter rose 29.6% to $53.2 million compared to $41.1 million for the fourth quarter of 2003.

For the year ended December 31, 2004, service revenues increased 29.6% to $686.3 million compared to $529.5 million for the same period last year, consistent with the 42.4% increase in average number of subscribers partially offset by the lower ARPU. The monthly ARPU for the year ended December 31, 2004, was $12.96 compared to $14.35 for the same period of last year, with the decrease being the result of the addition of more than 1.4 million subscribers during the last 12 months, which was 76.8% higher than the 2003 subscriber net additions. Furthermore, prepaid represented 65.0% of the average subscriber base in 2004 compared to 63.9% in 2003.

For the year 2004 as a whole, cost of services as a percent of service revenue increased to 21.4% from 19.8% in 2003. This increase is primarily a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee, $3.4 million of which was booked during 2004. Selling, general and administrative expenses increased from 22.4% of service revenues for 2003 to 23.7% for the year 2004 primarily due to higher selling and marketing expenses in support of the significant customer acquisition activity during the year. Net subscriber additions for the year 2004 as a whole were significantly greater than for the same period last year at 1,453,270 versus 821,834.

OIBDA for the year ended December 31, 2004, increased 22.7% to $344.9 million compared to $281.2 million for the 2003 period. OIBDA as a percentage of service revenue decreased to 50.3% for the year 2004 compared to 53.1% in 2003, consistent with greater costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the period. Operating income rose 32.4% to $226.0 million compared to $170.7 million for the year ended December 31, 2003.

Oskar Mobil a.s. (formerly known as Český Mobil a.s.)- Czech Republic

Oskar Mobil a.s. ("Oskar Mobil" or its trade mark "Oskar") added 83,832 subscribers in the fourth quarter to reach 1,831,116, an increase of 18.4% in total number of subscribers compared to 1,546,751 subscribers at the end of the fourth quarter of 2003. In the Czech Republic, our focus on postpaid growth continued to be successful with postpaid subscribers representing 86.2% of net additions during the quarter. Although total net subscriber additions in the fourth quarter of 2004 were 22.8% lower than in the same period of 2003, net additions of postpaid subscribers increased by 9.1% to 72,280. As a result, our prepaid/postpaid mix as of December 31, 2004 was 52.1/47.9 compared to 57.5/42.5 at of December 31, 2003. We estimate we held a 17.0% share of the national cellular subscriber market as of December 31, 2004, compared to a 15.9% share at the same time last year. Also according to our estimate, we had a 20.8% share of the national cellular service revenue during the fourth quarter of 2004 compared to 18.9% for the same period in 2003. During the past 12 months, we estimate cellular penetration in the Czech Republic increased to 105% from 95% at the end of December 2003.

Service revenues increased 32.8% to $151.7 million compared to $114.2 million for the fourth quarter of 2003 due to a 19.9% increase in average subscribers and a 10.7% increase in the ARPU as expressed in U.S. Dollar. The local currency service revenue for the fourth quarter reached Czech Koruna 3,641 million, an 18.2% increase versus Czech Koruna 3,080 million for the same period last year. The ARPU decreased from Czech Koruna 666 ($24.70) in the fourth quarter of 2003 to Czech Koruna 656 ($27.35) for the same period this year. However the average exchange rate between the U.S. Dollar and the Czech Koruna during the fourth quarter of 2004 was 12.1% higher than for the same period in 2003. The 1.5% decrease in the local currency ARPU is primarily driven by the reduction in interconnection rates. Although the interconnect rate decrease reduces the ARPU, it also reduces interconnection costs.

Cost of services as a percent of service revenue decreased to 37.1% from 38.2% in the fourth quarter of 2003. This decrease results from lower average interconnection rates amongst mobile operators, from greater on-net and incoming traffic as a percentage of total traffic and from lower site costs as a percentage of service revenue. The decrease in cost of services as a percentage of service revenue in 2004 could have been more pronounced had the fourth quarter 2003 results not benefited from a reduction in estimated interconnection costs related primarily to prior periods amounting to $5.2 million, or 4.6% of service revenue. Selling, general and administrative expenses decreased to 26.7% of service revenues compared to 29.7% for the same period last year mainly as a result of the growth in revenue more than offsetting incremental costs to expand the sales network and to support business initiatives.

Selling, general and administrative expenses decreased to 26.7% of service revenues compared to 29.7% for the same period last year mainly as a result of the growth in revenue more than offsetting incremental costs to expand the sales network and to support business initiatives.

We recorded OIBDA in the Czech Republic of $46.8 million for the quarter compared to OIBDA of $31.6 million for the same period last year, representing a 48.0% increase. When excluding the positive impact of the appreciation of the Czech Koruna against the U.S. Dollar and the aforementioned interconnection cost reduction recognized in 2003, the OIBDA improvement would be of 57.8%. OIBDA as a percentage of service revenue for the quarter reached 30.8% compared to 27.7% in the fourth quarter of 2003. This improvement reflects the revenue impact of solid subscriber growth, our focus on postpaid growth and economies of scale realized as fixed costs are spread over a larger subscriber base. We achieved an operating income of $13.6 million in the Czech Republic for the fourth quarter of 2004, compared to an operating income of $4.8 million for the fourth quarter of 2003.

For the year ended December 31, 2004, service revenues increased 35.8% to $523.3 million compared to $385.4 million for the same period in 2003 consistent with the 24.4% increase in average number of subscribers and the 9.0% increase in ARPU as expressed in U.S. Dollars. The local currency service revenue for the year 2004 reached Czech Koruna 13,388 million, a 23.7% increase versus Czech Koruna 10,820 million for the same period last year. ARPU for the year ended December 31, 2004, was Czech Koruna 640 ($25.02) compared to Czech Koruna 644 ($22.95) in 2003. In April 2004, the regulatory body announced a new mobile voice terminating interconnection rate of Czech Koruna 3.19 per minute compared to Czech Koruna 3.66 which had a negative impact on the ARPU but also reduced interconnection costs for the quarter and year ended December 31, 2004.

Cost of services as a percent of service revenue for the year 2004 decreased to 40.0% from 42.4% for 2003. This decrease results primarily from lower average interconnection rates amongst mobile operators and from greater on-net and incoming traffic as a percentage of total traffic. The 2003 results benefited from a reduction of estimated interconnection costs of $8.4 million or 2.2% of service revenue of which $4.8 million was related to prior periods. Selling, general and administrative expenses decreased to 25.8% of service revenues compared to 27.5% for the previous year mainly as a result of lower selling and marketing expenses as a percentage of service revenue.

OIBDA reached $162.0 million in 2004 compared to OIBDA of $103.3 million for 2003, representing a 56.8% increase, consistent with the revenue impact of solid subscriber growth, our focus on postpaid growth and the economies of scale realized as fixed costs are spread over a larger subscriber base. OIBDA as a percentage of service revenue for 2004 reached 31.0% compared to 26.8% in 2003. The average exchange rate between the U.S. Dollar and the Czech Koruna during the year 2004 was 9.9% higher than for 2003 and when excluding this positive currency appreciation effect and the aforementioned interconnection cost reduction recognized in 2003, the year over year improvement in OIBDA would be 50.1%. Operating income reached $47.9 million compared to $9.2 million for the same period in 2003.

Corporate and Other

Unallocated expenses for corporate and other activities were $6.6 million for the fourth quarter of 2004 compared to $4.7 million for the same period last year and $19.6 million for the year ended December 31, 2004 compared to $10.0 million for the same period in 2003. In the fourth quarter of 2003, we adopted the fair value based method of accounting for stock-based compensation on a prospective basis and, accordingly, the fair value method has been applied to all grants on or after January 1, 2003. As a result, consolidated selling, general and administrative expenses for the fourth quarter and year ended December, 2004 include stock based compensation cost of $5.0 million and $12.6 million respectively of which $3.8 million and $8.8 million is included within corporate and other activities, while the corresponding period of 2003 had compensation costs for the year amounting to $0.3 million. On May 4, 2004, TIW's shareholders approved a Restricted Share Unit ("RSU") plan under which 870,071 RSU's were outstanding as of December 31, 2004 and were included in the determination of stock based compensation. Furthermore, 2003 results included our share of net income from our Indian operation, which was disposed of at the end of 2003, of $1.4 million and $4.0 million for the three and twelve months ended December 31, 2003. Accordingly, unallocated expenses for corporate excluding the effect of stock-based compensation and our 2003 share of net income from our Indian operation was $2.8 million and $10.8 million for the fourth quarter and year ended December 31, 2004, respectively compared to $5.8 million and $13.7 million for the same periods in 2003, respectively.

Liquidity and Capital Resources

Operating activities provided cash of $129.8 million and $382.4 million for the three month and twelve month periods ended December 31, 2004, respectively, compared to $80.8 million and $252.8 million for the corresponding 2003 periods. For the fourth quarter and on a year-to-date basis, the primary factor contributing to the higher operating cash flow was the increase in OIBDA.

Investing activities used cash of $66.3 million for the quarter ended December 31, 2004 compared to a use of cash of $55.1 million during the same period in 2003. Our investing activities include the acquisition of property, plant and equipment of $55.1 million for both the three-month period ended December 31, 2004 and December 31, 2003. For the twelve months ending December 31 2004, investing activities used cash of $297.2 million compared to $145.5 million for the same period of 2003. Acquisitions of property, plant and equipment, which consisted mostly in expenditures required to increase the capacity of our networks, were $228.4 million during the twelve months ending December 31 of this year compared to $188.3 million for the corresponding period last year. Investing activities for the twelve months ended December 31, 2004 also include the net proceeds from the sale of our direct investment in Hexacom during the first quarter which amounted to $21.8 million and $6.6 million in connection with the repatriation of funds previously held in trust. These proceeds were offset by the use of $97.2 million of cash as part of the consideration given for the acquisition of additional interests in our subsidiaries including $11.3 million paid during the fourth quarter of 2004 in connection with the third quarter acquisition of a 15.46% non controlling interest in MobiFon. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon.

Financing activities used cash of $55.0 million for the fourth quarter of 2004 and of $45.3 million year to date compared to provided cash of $31.9 million and used cash of $41.7 million for the fourth quarter and twelve months ended December 31, 2003. The uses of cash for financing activities in the year ended December 31, 2004 were $30.0 million of scheduled repayments of MobiFon's senior credit facility, $7.5 million at which occurred during the fourth quarter, the early redemption of $2.3 million of MobiFon Holding's senior notes, $576.1 million of repayments of Oskar Mobil's old senior credit facility in connection with scheduled repayment and its refinancing in October 2004, $39.8 million distributed to minority shareholders of MobiFon, $7.8 million of which was distributed during the fourth quarter, $21.9 million of deferred financing costs and $35.6 million of hedge settlement on debt extinguishment in connection with the refinancing of Oskar Mobil. These uses were partially offset by $78.1 million of proceeds from issuances of our common shares, $2.0 million of which was received during the fourth quarter in connection with the exercise of employee stock options and $582.7 million of issuance of long-term debt at Oskar Mobil arising from the October refinancing. During the year ended December 31, 2003, uses of cash for financing activities included $223.9 million in repayment of long-term debt, $74.6 million distributed to minority shareholders of which $15.1 million occurred in the fourth quarter, $47.4 million representing a full payment in the first quarter of 2003 of TIW's senior bank facility, $28.1 million in additions to restricted cash, and $13.2 million of deferred financing costs of which $0.3 million occurred in the fourth quarter. These uses were partially offset by $317.1 million in proceeds from issuance of long term debt of which $38.1 million was received in the fourth quarter and $18.9 million from the issuance of subsidiaries' shares to non-controlling interests.

Cash, cash equivalents and restricted short-term investments totaled $272.1 million as of December 31, 2004, including $124.2 million at the corporate level, which included $27.8 million in restricted short term investments.

As of December 31, 2004, total consolidated indebtedness was $1.1 billion, of which $224.4 million was at the corporate level, $270.0 million at MobiFon and $652.6 million at Oskar Mobil. As of December 31, 2004 corporate net debt defined as debt at the corporate level minus cash and short-term investment at the corporate level was $100.2 million compared to $150.9 million at December 31, 2003.

In December 2003, we accepted a binding offer to sell our 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. We provided our co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, our co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, we realized a gain on disposal of our investment in Hexacom of $11.7 million in the three month period ended March 31, 2004.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under the MobiFon's senior credit agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to non-controlling interests. As at December 31, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $3.2 million and is included with total current liabilities.

On March 25, 2004, we sold 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million and net proceeds of $62.7 million. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 common shares at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds of $9.5 million.

On March 17, 2004, we acquired 5.9% of MobiFon and 2.9% of Oskar Holdings N.V., formerly known as TIW Czech N.V., from EEIF Melville B.V., Emerging Markets Partnership c.v. and EEIF Czech N.V., in exchange for the issuance of 14,621,714 of our common shares. Pursuant to the term of the sale, the selling shareholders of MobiFon had the right to receive 5.9% of the dividends paid in 2004 relating to MobiFon 2003 earnings up to an aggregate maximum of $5.2 million, all of which had been paid as of December 31, 2004.

In March 2004, we acquired 10,942,625 shares of our subsidiary ClearWave from two institutional investors for an aggregate consideration of $139.9 million, consisting of 10,874,731 of our common shares and $ 35.7 million in cash. On May 25, 2004, we launched an offer to all remaining minority shareholders of ClearWave to purchase the 186,560 shares they owned, representing a 0.2% interest in ClearWave's equity, for Cdn$16.64 ($12.48) in cash per share. The offer was extended to July 15, 2004 and 176,851 of the ClearWave shares were tendered under the offer for aggregate consideration of $2.2 million. The shares acquired through these transactions represent a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result our direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively, resulting in a 63.5% ultimate equity interest in MobiFon and a 27.1% ultimate equity interest in Oskar Mobil.

On September 15, 2004 we acquired 15.46% of MobiFon from certain private equity investors for a combination of cash and of our common shares. We acquired 25,185,168 shares of MobiFon in exchange for 28,358,499 of our shares, representing an exchange ratio of 1.126, and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. We increased our indirect ownership in MobiFon from 63.5% to 79.0%. Pursuant to the terms of the sale, the selling shareholders also had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October, 2004 and the remainder is included with accrued liabilities as of December 31, 2004. The terms of the agreement restrict the ability of the Selling Shareholders and certain permitted distributees of the Selling Shareholders to resell or otherwise dispose of their TIW shares for a period of 12 months following closing of the transaction, other than for certain permitted transfers among affiliated entities. Other than pursuant to their right to piggy-back on certain registered offerings, no more than 16.6% of the total TIW shares received by the Selling Shareholders can be disposed of three months after completion, an additional 16.7% six months after completion, a further 16.7% nine months after completion and the remaining 50% on the first anniversary of completion.

These 2004 acquisitions of shares of MobiFon, Oskar Holdings and ClearWave were accounted for using the purchase method. Accordingly, the aggregate consideration of $602.2 million was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate of such fair values determined using generally accepted valuation methodologies. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave and 3.62% of Oskar Mobil which occurred in the fourth quarter of 2003 and for which approximately $9.2 million and $4.9 million of goodwill was recorded respectively, exceeded the carrying value of net assets acquired by $545.2 million which was preliminarily allocated to goodwill in the amount of $543.0 million and $2.2 million to other fair value net increments.

In August 2004, in accordance with the terms governing MobiFon Holdings' 12.5% Senior Notes, we made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pursuant to this offer, we retired $2.3 million of principal amount of Senior Notes plus accrued interest.

On October 13, 2004 our subsidiary, Oskar Mobil issued, in a private placement, €325 million ($442.6 million) Senior Notes ("the Notes bear interest at 7.5%, payable semi-annually in arrears beginning in April 2005. Net proceeds from the offering of the Oskar Notes were approximately €313.1 million (representing $384.2 million at issue date), after deducting underwriting discounts and other related expenses. The Oskar Notes are callable at our option after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Oskar Notes. Concurrent with the issuance of the Oskar Notes, Oskar Mobil proceeded with an initial draw of CZK3,964 million and €24 million (in aggregate approximately $184.0 million at the draw date with repayments of $24.5 million, $49.1 million and $110.4 million scheduled in 2007, 2008 and thereafter, respectively) from a new senior credit facility. The new senior credit facility consists of a CZK5,033.6 million and €40.0 million (approximately $279.5 million in aggregate) five year amortizing tranche A maturing in 2009, and amortizing from March 2007, and a CZK1,573 million (approximately $70.3 million) six year tranche B repayable in full at maturity. The indebtedness under the new senior credit facility ranks pari passu with the Oskar Notes as to security. The new senior credit facility is available for drawing, on a revolving basis, until October 2006.

The net proceeds from the issuance of €325 million of the Oskar Notes, together with the net proceeds from our initial drawdown under the new senior credit facility of CZK3,964 million and €24 million, were underwriting discounts and other related expenses. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility, in the amounts of CZK 5,402.8 million and €290.6 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, the Company recognized a loss on early extinguishment of debt and related hedges of approximately $25.7 million during the fourth quarter consisting of the unrealized loss on such hedging contracts of $17.3 million and the unamortized deferred financing costs of $8.4 million. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwound hedges, was paid to counterparties.

As a result of this refinancing, our consolidated annual principal repayments of long-term debt for 2005, 2006, 2007, 2008 and thereafter consist of $45.0M, $61.0M, $103.0M, $145.9M and $787.1M, respectively.

On January 12, 2005 we completed the transaction to increase our equity and voting interest in Oskar Holdings N.V. from 27.1% and 52.7%, respectively, to 100%, in exchange for approximately 46 million of our shares. Oskar Holdings holds 99.87% of Oskar Mobil a.s.The 72.9% equity interest in Oskar Holdings was acquired from certain private equity investors, which include funds advised or managed by ABN AMRO Capital, Advent International Corporation, AlpInvest Partners, EMP Europe, the European Bank for Reconstruction and Development, JP Morgan Partners, Mediatel Capital and Part'Com. Funds advised or managed by JP Morgan Partners and EMP Europe, two significant shareholders of TIW, received respectively 17.4 million and 7.0 million of the TIW shares issued in the transaction.

The terms of the agreement restrict the selling shareholders' ability to resell or otherwise dispose of their TIW shares for a period of 12 months following closing of the transaction. Partial releases from this lock-up will occur on the first business day in each successive period of 45 days starting January 12, 2005, as to 5%, 5%, 18.75%, 18.75%, 7.5%, 7.5%, 18.75% and 18.75%, respectively, of their TIW shares on each release date. This transaction increased the number of TIW common shares issued and outstanding from approximately 169.2 million common shares to 215.2 million.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular networks for the payment of our Romanian UMTS license and buildout of a related UMTS network and for the servicing of our debt. We also expect additional capital requirements should we be successful in securing a UMTS license in the Czech Republic. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments, drawings on Oskar Mobil's new senior credit facility and cash flows from operating activities.

The Romanian Ministry for Communications and Information Technology (MCTI) previously announced a tender process for the so called 3G or UMTS mobile licenses. Four 15 year licenses were on offer for $35 million each. The tender process closed on October, 29, 2004 and the Ministry announced that they had received two bids, one from Orange SA and one from MobiFon. In November 2004, the Romanian government announced that MobiFon and Orange were both successful in their application. As a result, MobiFon will be required to pay a total of $35 million to the Romanian government, of which $10.5 million is payable within 120 days from the date we were notified of the license grant being November 23, 2004 and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honor certain license conditions, including coverage requirements. As of December 31, 2004, we had not yet received license documentation.

On December 15, 2004, the Czech government adopted a cabinet decision in which it mandated the Czech Telecommunications Office, ("CTU") to organize a tender to issue a UMTS license. The cabinet instructed the CTU to first offer the license to Oskar Mobil, for a price of CZK 2 billion ($89.4 million), under conditions to be negotiated and, failing which, to offer the license to the highest bidder, but with a reserve price of no less than CZK 2 billion. On February 2, 2005, Oskar Mobil submitted an offer to the CTU and Ministry of Informatics for its consideration. The CTU is currently evaluating the offer.

Selected consolidated financial data

On June 23, 2003, we amended our share capital to implement a one for five (1:5) consolidation of our common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. All share and per share amounts included in the selected consolidated data shown below have been adjusted to reflect the share consolidation.

The following represents all equity shares, granted stock options and restricted share units outstanding and the number of common shares which the Company's equity subordinated debentures are convertible into as at February 18, 2005 and exclude the performance based restricted share units described in Note 5 to our fourth quarter 2004 interim financial statements and granted subsequent to this date:

Common Shares
Common Voting Shares outstanding	215,195,625
Convertible instruments and other:
Outstanding granted employees and director's stock options	4,820,353
Outstanding granted employees and director's restricted share units	964,380
Convertible equity subordinated debentures	59,162
221,039,520

The following table contains financial information that is derived from our unaudited interim financial statements for the three and twelve month periods ended December 31, 2004.

	Three months ended		Twelve months ended
	December 31,		December 31,
(in thousands of U.S. $, except per share data)	2004	2003	2004	2003
	$	$	$	$

STATEMENTS OF INCOME AND CASH
FLOWS DATA:
Revenues	366,816	277,787	1,275,562	967,085
Operating income	60,212	41,116	254,279	169,878
Interest expense, net	(22,691)	(22,314)	(84,751)	(91,163)
Loss on early extinguishment of debt	(25,693)	-	(25,693)	-
Foreign exchange gain	3,113	666	3,730	4,666
Net gain on disposal of assets	-	-	11,658	19,367
Income (loss) from continuing operations	4,942	(727)	55,206	20,696
Loss from discontinued operations	-	-	-	(8,811)
Net Income (loss)	4,942	(727)	55,206	11,885
Basic earnings (loss) per share
From continuing operations	0.03	(0.01)	0.39	0.21
From discontinued operations	-	-	-	(0.09)
Net earnings	0.03	(0.01)	0.39	0.12

Diluted earnings (loss) per share
From continuing operations	0.03	(0.01)	0.38	0.20
From discontinued operations	-	-	-	(0.09)
Net earnings	0.03	(0.01)	0.38	0.11

Acquisitions of property plant and equipment	55,051	55,064	228,424	188,330

	As at December 31,	As at December 31,
	2004	2003
(in thousands of U.S. $ )	$	$

BALANCE SHEET DATA:
Cash and cash equivalents, including restricted
short-term investments of $27.8 million as of December
31, 2004 and $28.1 million as of December 31, 2003	272,102	224,822
Total assets	2,340,709	1,667,588
Long-term debt, including current portion	1,147,060	1,121,411
Share capital and additional paid-in-capital	1,926,511	1,327,574
Total shareholders' equity	748,481	91,773

Summary of quarterly results

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage in Romania and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

(In thousands of U.S.$, Except	Q4	Q3	Q2	Q1
per share data)	2004	2004	2004	2004
	$	$	$	$

Revenues	366,816	328,929	301,397	278,420
Income from continuing operations	4,942	20,674	13,907	15,683
Net income	4,942	20,674	13,907	15,683

Basic earnings per share
From continuing operations	0.03	0.14	0.10	0.13
From discontinued operations	-	-	-	-
Net earnings	0.03	0.14	0.10	0.13

Diluted earnings per share
From continuing operations	0.03	0.14	0.10	0.13
From discontinued operations	-	-	-	-
Net earnings	0.03	0.14	0.10	0.13

(In thousands of U.S.$, Except	Q4	Q3	Q2	Q1
per share data)	2003	2003	2003	2003
	$	$	$	$

Revenues	277,787	257,217	232,163	199,918
Income (loss) from continuing operations	(727)	3,075	6,500	11,848
Net income (loss)	(727)	3,075	6,500	3,037

Basic earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	-	-	-	(0.09)
Net earnings (loss)	(0.01)	0.03	0.07	0.03

Diluted earnings (loss) per share
From continuing operations	(0.01)	0.03	0.07	0.12
From discontinued operations	-	-	-	(0.09)
Net earnings (loss)	(0.01)	0.03	0.07	0.03

Non GAAP measures and operating data

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

  It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
  It does not reflect changes in, or cash requirements for, our working capital needs;
  It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
  It does not reflect foreign exchange gains or losses; and
  Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

Proportionate financial figures and other operational data represent the combination of our ultimate proportionate ownership at the end of each period presented in each of its investees and are not intended to represent any measure of performance in accordance with generally accepted accounting principles. Equity interest figures represent our direct and indirect ownership interests in our operations. For a reconciliation of proportionate operating income to operating income, refer to the supplementary financial information filed with our interim financial statements.

The following tables provide a reconciliation between OIBDA and net income:

Non GAAP measures and operating data
	Three months ended		Twelve months ended
OPERATING DATA FROM CONTINUING	December 31,		December 31,
OPERATIONS (in thousands of U.S.$)
	2004	2003	2004	2003

Net Income (loss)	4,942	(727)	55,206	11,885
Loss from discontinued operations	-	-	-	8,811
Income taxes	18,921	14,165	63,535	52,840
Non - controlling interests	(8,922)	6,030	40,482	29,212
Net gain on disposal of assets	-	-	(11,658)	(19,367)
Foreign exchangegain	(3,113)	(666)	(3,730)	(4,666)
Interest expense, net	22,691	22,314	84,751	91,163
Loss on early extinguishment of debt	25,693	-	25,693	-
Depreciation and amortization	64,788	53,393	233,010	204,711
Consolidated OIBDA	125,000	94,509	487,289	374,589

MobiFon	84,836	67,594	344,934	281,195
Oskar Mobil	46,779	31,602	161,995	103,344
Corporate & Others	(6,615)	(4,687)	(19,640)	(9,950)

Consolidated OIBDA	125,000	94,509	487,289	374,589

The following table provides a reconciliation between service revenues and ARPU for MobiFon:

	MobiFon
	Three months		Twelve months
	ended		ended
	December 31,		December 31,
	2004	2003	2004	2003
Service revenues for the periods
(in $ thousands)	192,929	145,146	686,283	529,520
Average number of subscribers for the period
(in millions)	4.64	3.21	4.05	2.84
Average monthly service revenue per
subscriber for the period (in $)	13.86	15.07	14.13	15.52
Less: impact of excluding in roaming and
miscellaneous revenue	(1.11)	(1.13)	(1.17)	(1.17)
ARPU	12.75	13.94	12.96	14.35

The following table provides a reconciliation between service revenues and ARPU for Oskar Mobil:

	Oskar Mobil
	Three months		Twelve months
	ended		ended
	December 31,		December 31,
	2004	2003	2004	2003
Service revenues for the periods
(in $ thousands)	151,729	114,221	523,268	385,388
Average number of subscribers for the period
(in millions)	1.79	1.49	1.68	1.35
Average monthly service revenue per
subscriber for the period (in $)	28.27	25.51	25.97	23.79
Less: impact of excluding in roaming and
miscellaneous revenue	(0.92)	(0.81)	(0.95)	(0.84)
ARPU	27.35	24.70	25.02	22.95

Other selected operational data:

		Start-up	Licensed			Equity
		Date of	POPs	Total	Equity	POPs	Equity
	Technology	Operations	(millions)	Subscriber(1)	Interest	(millions)	Subscribers
Romania	GSM	1997	21.7	4,910,312	79.0%	17.1	3,879,146
Czech
Republic(2)	GSM	2000	10.2	1,831,116	27.1%	2.8	496,232

Total			31.9	6,741,428		19.9	4,375,378

(1) Subscriber figures include 3,223,883 and 954,568 prepaid subscribers in Romania and Czech Republic, respectively
(2) Pro forma for the acquisition of 72.9% of Oskar Holdings N.V. on January 12, 2005, TIW's equity subscribers in the Czech Republic is 1,831,116

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

Conference Call

The conference call with analysts on the fourth quarter 2004 results will be made available via an audio web cast from TIW's Internet site. The web cast is scheduled to begin at 9:00 a.m. EST on Wednesday, February 23, 2005 (at http://www.tiw.ca). A replay of the conference call can also be heard between 2:00 p.m. on February 23 and 11:59 p.m. on March 23. To access the replay facility, dial (416) 695-5800 and you will be instructed to enter the access code: 3138850.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.7 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca

TELESYSTEM INTERNATIONAL WIRELESS INC.

FOURTH QUARTER 2004

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)

	December 31,	December 31,
	2004	2003
	$	$
		[Note 1]
ASSETS
Current assets
Cash and cash equivalents	244,258	196,697
Short term investments - Restricted	27,844	28,125
Trade debtors	111,922	79,515
Amounts receivable from non-controlling interests	-	16,695
Inventories	13,611	16,150
Prepaid expenses	13,724	15,408
Deferred income tax assets	624	327
Other current assets	3,179	5,757
Total current assets	415,162	358,674

Property, plant and equipment [Note 7]	1,161,861	1,102,057
Licenses [Note 7]	85,506	89,640
Subscriber relationships [Note 7]	39,485	-
Goodwill [Note 7]	588,623	66,927
Deferred financing costs	38,331	28,440
Deferred income tax assets	9,107	-
Investments and other assets [Note 7]	2,634	21,850
	2,340,709	1,667,588
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	50,653	56,398
Accrued liabilities	85,101	64,860
Accrued dealers' commissions	15,902	8,438
Accrued interest payable	23,925	20,578
Income and value added taxes payable	39,139	21,053
Deferred revenues	45,021	33,046
Amounts payable to non-controlling interests [Note 11]	3,198	23,577
Current portion of long-term debt [Note 12]	45,000	61,677
Total current liabilities	307,939	289,627
Long-term debt [Note 7]	1,102,060	1,059,734
Deferred income tax liabilities	14,036	2,660
Other non-current liabilities	22,952	10,204
Non-controlling interests	145,241	213,590
SHAREHOLDERS' EQUITY
Share capital [Notes 4 and 7]	1,670,166	1,081,077
Additional paid-in-capital	256,345	246,497
Deficit	(1,188,358)	(1,243,564)
Cumulative translation adjustment	10,328	7,763
Total shareholders' equity	748,481	91,773
	2,340,709	1,667,588

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	December 31		December 31
	2004	2003	2004	2003
	$	$	$	$

REVENUES
Services	344,658	259,367	1,209,551	914,908
Equipment	22,158	18,420	66,011	52,177
	366,816	277,787	1,275,562	967,085
Cost of services	98,330	73,695	356,095	268,208
Cost of equipment	43,484	35,231	114,925	89,354
Selling, general and administrative expenses [Note 3]	100,002	74,352	317,253	234,934
Depreciation and amortization [Note 6]	64,788	53,393	233,010	204,711
OPERATING INCOME	60,212	41,116	254,279	169,878
Interest expense	(24,086)	(22,981)	(89,314)	(93,242)
Loss on early extinguishment of debt [Note 8]	(25,693)	-	(25,693)	-
Interest income	1,395	667	4,563	2,079
Foreign exchange gain	3,113	666	3,730	4,666
Net gain on disposal of assets [Note 7]	-	-	11,658	19,367
Income before income taxes and non-
controlling interests and discontinued
operations	14,941	19,468	159,223	102,748
Income taxes	18,921	14,165	63,535	52,840
Income (loss) before non-controlling interests
and discontinued operations	(3,980)	5,303	95,688	49,908
Non-controlling interests	8,922	(6,030)	(40,482)	(29,212)
Income (loss) from continuing operations	4,942	(727)	55,206	20,696
Loss from discontinued operations	-	-	-	(8,811)
Net Income (loss)	4,942	(727)	55,206	11,885
Deficit, beginning of period	(1,193,300)	(1,242,837)	(1,243,564)	(1,255,449)
Deficit, end of period	(1,188,358)	(1,243,564)	(1,188,358)	(1,243,564)

Basic earnings (loss) per share
From continuing operations	0.03	(0.01)	0.39	0.21
From discontinued operations	-	-	-	(0.09)
Net earnings	0.03	(0.01)	0.39	0.12
Diluted earnings (loss) per share
From continuing operations	0.03	(0.01)	0.38	0.20
From discontinued operations	-	-	-	(0.09)
Net earnings	0.03	(0.01)	0.38	0.11

See accompanying notes

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
	$	$	$	$

OPERATING ACTIVITIES
Income (loss) from continuing operations	4,942	(727)	55,206	20,696
Depreciation and amortization	64,788	53,393	233,010	204,711
Loss on early extinguishment of debt [Note 8]	25,693	-	25,693	-
Non-cash financial expenses (recovery)	1,287	-	5,699	(3,266)
Non-controlling interests	(8,922)	6,030	40,482	29,212
Net gain on disposal of assets [Note 7]	-	-	(11,658)	(19,367)
Stock based compensation	4,955	308	12,646	308
Other non-cash items	4,126	7,426	4,176	14,800
Changes in operating assets and liabilities	32,943	14,386	17,112	5,677
Cash provided by operating activities	129,812	80,816	382,366	252,771

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(55,051)	(55,064)	(228,424)	(188,330)
Net proceeds from the sale of subsidiary's
shares	-	-	-	41,500
Proceeds from sale of investment, net of costs
[Note 7]	-	-	21,752	-
Increase in ownership of subsidiaries [Note 7]	(11,285)	-	(97,152)	-
Other investments and advances [Note 7]	-	-	6,614	1,345
Cash used in investing activities	(66,336)	(55,064)	(297,210)	(145,485)

FINANCING ACTIVITIES
Repayment of short-term loans	-	-	-	(47,406)
Proceeds from issuance of common shares,
net of costs [Note 4]	1,980	9,175	78,083	9,498
Subsidiary's distributions paid to non-
controlling interests [Note 11]	(7,770)	(15,086)	(39,838)	(74,622)
Proceeds from subsidiaries shares issued to
non-controlling interests	-	-	-	18,879
Proceeds from issuance of long-term debt [Note 7]	582,661	38,118	582,661	317,120
Repayment of long-term debt [Note 7]	(574,602)	-	(608,886)	(223,868)
Deferred financing costs [Note 7]	(21,927)	(305)	(21,927)	(13,224)
Hedge settlement on debt extinguishment [Note 7]	(35,625)	-	(35,625)	-
(Additions) to reductions from short-term investments
restricted	281	-	281	(28,125)
Cash provided by (used in) financing
activities	(55,002)	31,902	(45,251)	(41,748)
Net effect of exchange rate translation on
cash and cash equivalents	6,592	3,708	7,656	5,722
Cash provided by continuing operations	15,066	61,362	47,561	71,260
Cash provided by (used in) discontinued
operations	-	(143)	-	64,731
Increase in cash and cash equivalents	15,066	61,219	47,561	135,991
Cash and cash equivalents, beginning of
period	229,192	135,478	196,697	60,706
Cash and cash equivalents, end of period	244,258	196,697	244,258	196,697

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 1
BASIS OF PRESENTATION

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2003, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage in Romania and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular networks for the payment for its Romanian UMTS license and buildout of a related UMTS network and for the servicing of its debt. The Company also expects additional capital requirements should it be successful in securing a UMTS license in the Czech Republic (see Notes 8 and 13) The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments, drawings on Oskar Mobil's New Senior Credit Facility, cash flows from operating activities and through externally generated funds such as the sale of debt and equity securities.

NOTE 2
EARNINGS (LOSS) PER SHARE

The reconciliation of the denominator for the calculation of earnings (loss) per share is as follows:

	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
(in thousands)	$	$	$	$
Weighted average number of Common and
Preferred Shares outstanding	168,679	103,270	142,834	101,156
Dilutive effect of options and RSU's	3,303	-	3,033	2,264
Weighted average number of Common and
Preferred Shares outstanding - Diluted	171,982	103,270	145,867	103,420

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 3
STOCK BASED COMPENSATION

Effective January 1, 2003, the Company adopted the fair value method of accounting for all its stock-based compensation on a prospective basis. Accordingly, the fair value based method is applied to awards granted, modified, or settled on or after January 1, 2003 under the Company's Stock Option Plan and its Restricted Share Unit Plan (see Note 5). The Company recorded a stock-based compensation cost, included within selling, general and administrative costs, of $5.0 million and $12.6 million during the three month and the twelve month periods ended December 31, 2004, respectively ($0.3 million for both three and twelve months ended December 31, 2003).

Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors. Had compensation costs been determined using the fair value based method at the date of grant for all awards granted under the employee stock option plan including those granted prior to January 1, 2003, the Company's pro-forma net income, earnings per share and diluted earnings per share would have been as presented in the table below and includes reversal of prior periods compensation expense due to the forfeiture of unvested options by employees.

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
	$	$	$	$
Pro-forma net income (loss)	4,781	(1,075)	54,243	24,111
Pro-forma earnings (loss) per
shares:
Basic	0.03	(0.01)	0.38	0.23
Diluted	0.03	(0.01)	0.37	0.23

NOTE 4
SHARE CAPITAL

On March 25, 2004, the Company issued 7 million common shares at $9.50 per share from treasury for gross proceeds of $66.5 million. The net proceeds of the offering were $62.7 million after deducting underwriting fees and other expenses. On March 31, 2004, the underwriters of the offering exercised the over-allotment option that they had been awarded to purchase an additional 1,050,000 million common shares of TIW at a price of $9.50 per share from treasury. The over-allotment option closed on April 5, 2004 resulting in net proceeds to the Company from the exercise of this over-allotment option of $9.5 million. Of the aggregate fees paid, $1.0 million was paid to an affiliate of a significant shareholder and $0.5 million was paid to an affiliate of the employer of a board member. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. This conversion has been accounted for at the carrying value of the preferred shares.

During the fourth quarter of 2004, additional paid-in capital was decreased by $2.8 million and share capital was increased by a corresponding amount representing the compensation expense previously credited to additional paid-in capital related to the stock options exercised and RSUs which vested during the period.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 5
RESTRICTED SHARE UNIT PLAN

On February 24, 2004, the Board of Directors authorized the creation of a Restricted Share Unit Plan (''RSU Plan''), subject to regulatory and shareholders' approvals, which were obtained in the second quarter of 2004.

Under the RSU Plan, restricted share units (''RSUs'') are granted to designated directors (other than those who are employees or consultants of the principal shareholders of the Company), officers and employees.

The RSUs are phantom shares that rise and fall in value based on the value of the Company's Common Shares and are redeemed for actual Common Shares on the vesting dates. The RSUs typically vest after the first anniversary of the date of grant as to one-third, after the second anniversary as to an additional one-third and after the third anniversary as to the remaining one-third but become 100% vested upon a change of control of the Company. Where deemed appropriate, the Board has the discretion to use a different vesting schedule. The total number of RSUs issuable under the plan is 6,250,000. Upon the approval of the RSU Plan, an aggregate of 799,680 RSUs were recognized for accounting purposes as having been granted. Furthermore, 120,000 RSUs were given in exchange for the cancellation of 333,334 options which were determined to have the same fair value for purposes of the determination of stock-based compensation.

In addition, throughout the remainder of the year an additional 228,867 RSUs were granted, 989 RSU were cancelled and 277,487 RSUs were redeemed for common shares resulting in an aggregate of 870,071 RSUs outstanding at December 31, 2004. The amortization of the fair value of the RSUs over their vesting period is included in the determination of the Company's stock-based compensation described in Note 3. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant.

In February 2005, the Board of Directors of the Company authorized the grant of 2,043,000 performance based RSUs. The performance based RSUs will vest in three years from the date of their grant. However, the number of RSUs that will vest is dependent upon the Company's future shock price appreciation from the date of grant. The stock prices at which performance RSUs will vest range from $15 to $18 and the weighted average of such prices is $16.70. The expected aggregate fair value of the grant will be amortized as stock-based compensation expense over the vesting period of the performance RSUs. The aggregate fair value of the RSUs consists of the fair value of each RSU, on the date of grant, times the expected number of performance RSUs that will vest determined using a binomial model and assumptions consistent with those used to determine the fair value of the Company's stock option grants.  The expected number of performance  RSUs that will vest will be re-estimated at each future reporting period.

NOTE 6
PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization includes write-offs in the amounts of $5.3 million and $0.7 million for property, plant and equipment for the three months ended December 31, 2004 and December 31, 2003, respectively and $10.1 million and $6.7 million for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

NOTE 7
INVESTMENTS

Sale of Investment in Hexacom

In December 2003, the Company accepted a binding offer to sell its 27.5% direct equity interest in Hexacom for proceeds of $22.5 million. The Company provided its co-shareholders in Hexacom with the required notices to trigger certain rights of first refusal provided for in the Hexacom Shareholders' Agreement. During the first quarter of 2004, the Company's co-shareholders exercised their right of first refusal and paid the $22.5 million purchase price as stipulated in the December 12, 2003 binding offer. As a result, the Company realized a gain on disposal of its investment in Hexacom of $11.7 million, net of costs of $0.8 million, in the three month period ended March 31, 2004.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 7
INVESTMENTS

Funds Held in Trust

On December 24, 2001, the Company transferred $5.5 million to a trust for the contingent payments under an incentive retention plan for its key employees and this amount was included with investments and other assets. As at December 31, 2003, the trust's assets consisted of $3.4 million of marketable securities and $3.3 million of prepaid contingent employee taxes. On December 31, 2003, the Company gave notice to the trustee to terminate the trust and consequently, the trust's cash and cash equivalents reverted to the Company in January 2004 and the prepaid contingent taxes were received in July 2004.

Acquisition of Minority Shareholders' Interests in Subsidiaries

On March 17, 2004, the Company acquired from a minority shareholder 5.9% of MobiFon in exchange for the issuance of 12,971,119 common shares of the Company's treasury stock. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends paid in 2004 by MobiFon relating to MobiFon's 2003 earnings up to an aggregate maximum of $5.2 million which was fully paid as of December 31, 2004. As part of the transaction, the selling minority shareholder of MobiFon who also has a minority position in Oskar Holdings (formerly known as TIW Czech N.V.) sold to the Company a 2.9% equity interest in Oskar Holdings for a cash consideration that the selling shareholder agreed to reinvest into 1,650,595 additional common shares of the Company. The aggregate purchase prices for the MobiFon and Oskar Holdings interests acquired were $143.9 million and $17.7 million, respectively including fees of which $1.5 million was paid to an affiliate of the employer of a board member.

In March 2004, the Company acquired 10,942,625 class A Subordinate Voting Shares of ClearWave from two institutional shareholders, for an aggregate consideration of $139.9 million consisting of 10,874,731 common shares of the Company and $35.7 million in cash. The aggregate consideration also included costs of which $0.8 million was paid to an affiliate of the employer of a board member On May 25, 2004, ClearWave launched an offer to all remaining holders of its outstanding 186,560 class A Subordinate Voting Shares (''ClearWave Shares'') to purchase the ClearWave Shares they hold for Cdn$16.64 [$12.48] in cash per share. As of December 31, 2004, 176,851 of the ClearWave Shares were tendered under the offer for aggregate consideration of $2.2 million.

The ClearWave Shares acquired through these transactions represents a 13.0% equity interest and a 4.6% voting interest in ClearWave and as a result the Company's direct and indirect equity and voting interest in ClearWave increased to 99.99% and 100.0%, respectively, resulting in a 63.5% ultimate equity interest in MobiFon and a 27.1% ultimate equity interest in Oskar Mobil a.s., ("Oskar Mobil") [formerly known as Český Mobil].

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and common shares of the Company. One of our significant shareholders had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon. Under the terms of the agreement, the Company acquired 25,185,168 shares of MobiFon in exchange for 28,358,499 common shares of the Company and an additional 4,203,310 shares of MobiFon for $36.6 million in cash. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October 2004 and the remaining unpaid amount is included with accrued liabilities as of December 31, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. The aggregate purchase price including transaction expenses, of which $3.2 million was paid to an affiliate of the employer of a board member, amounted to $298.5 million. The Company's existing interest in ClearWave, MobiFon and Oskar Mobil, prior to these acquisitions, were reflected in its consolidated financial statements on a consolidated basis.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 7
INVESTMENTS (CONT'D)

Purchase Price Allocation of Acquisitions of Minority Shareholders' Interests in Subsidiaries

The acquisitions of 5.9% and 15.46% of MobiFon on March 17, 2004 and September 15, 2004, respectively, the acquisitions of 3.62% of Oskar Mobil by Oskar Holdings and 2.9% of Oskar Holdings on October 6, 2003 and March 17, 2004, respectively, and the acquisition of 1.2% and 13.0% of ClearWave acquired on November 15, 2003 and through March to September 2004, respectively, were accounted for using the purchase method whereby their aggregate consideration of $634.4 million was allocated to the fair value of the assets acquired and liabilities assumed based on managements best estimates. The Company's existing interests in ClearWave, MobiFon and Oskar Mobil prior to these acquisitions, were reflected in its consolidated financial statements on a consolidated basis. The aggregate purchase price for the above transactions exceeded the carrying value of net assets acquired by $545.2 million. Such excess has been preliminarily allocated as follows which includes the reallocation of the excess of the purchase price over the net assets acquired related to the above 2003 transactions:

		Czech
	Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total
	$	$	$	$
Decrement of property, plant and equipment	(24,500)	(7,900)	-	(32,400)
Increment of subscriber relationships	43,100	1,700	-	44,800
Increment of long-term debt	-	-	(5,822)	(5,822)
Related deferred tax	(6,417)	-	2,009	(4,408)
Goodwill	501,862	41,155	-	543,017
	514,045	34,955	(3,813)	545,187

The subscriber relationships are being amortized using the straight line method over a period of 4 years. The increment of long-term debt is being amortized over the term of the debt and, as at December 31, 2004 was approximately $5.1 million.

NOTE 8
OSKAR MOBIL REFINANCING

On October 13, 2004, Oskar Mobil issued in a private placement €325 million ($442.6 million) Senior Notes ("Oskar Notes") due October 15, 2011. Oskar Mobil has also entered into a credit agreement for a €250 million ($340.4 million) equivalent senior credit facility (the "New Senior Credit Facility") on the same date.

The Oskar Notes bear interest at 7.5% which will be payable semi-annually in arrears on October 15 and April 15 of each year, commencing on April 15, 2005. The net proceeds were approximately €313.1 million (representing $384.2 million at issue date), after deducting underwriting discounts and other related expenses. The Oskar Notes are callable at the option of the issuer after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Oskar Notes.

The New Senior Credit Facility consists of a 5.0 billion Czech Koruna and €40.0 million (approximately $279.5 million in aggregate) five year amortizing Tranche A maturing in 2009, and amortizing from March 2007, and a 1.6 billion Czech Koruna (approximately $70.3 million) six year Tranche B repayable in full at maturity. Both tranches bear interest at EURIBOR or PRIBOR, depending on the currency of the borrowings, plus an applicable margin of 187.5 basis points for Tranche A and 200.0 basis points for Tranche B, subject to adjustment based on Oskar Holding's financial performance. The new senior credit facility is available for drawing, on a revolving basis, until October 2006.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 8
OSKAR MOBIL REFINANCING

The indebtedness under the New Senior Credit Facility ranks pari passu with the Oskar Notes as to security. The New Senior Credit Facility and the Oskar Notes both are senior secured obligations of Oskar Mobil and both are guaranteed on a senior secured basis by Oskar Holdings and Oskar Finance B.V. (''Oskar Finance") a newly created holding company incorporated under the laws of The Netherlands which holds the Oskar Holdings interest in Oskar Mobil. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance under the Oskar Notes and the guarantees are secured by substantially all of their respective assets. The New Senior Credit Facility and the Oskar Notes contain customary restrictive covenants including, among other items, limitations regarding the ability to incur indebtedness, pay dividends or make distributions, create liens and sell assets. Furthermore, the Company may have to offer to repurchase the Oskar Notes at 101% of the principal amount of the Notes and repay the New Senior Credit Facility upon a change of control of Oskar Holdings.

An affiliate of a significant shareholder of the Company was an initial purchaser of the Oskar Notes and provided an underwriting commitment and acted as a mandated lead arranger and book-runner for the New Senior Credit Facility. Aggregate fees and initial purchasers' discount of €7.9 million ($9.7 million) were paid to this related party prior to any reallocation of fees to credit facility syndicate members. This related party also provides a €15.0 million ($20.4 million) commitment under Tranche A of this facility.

Concurrently with the issuance of the Oskar Notes, Oskar Mobil proceeded with an initial draw of 4.0 billion Czech Koruna and €24 million from Tranches A and B of its New Senior Credit Facility representing approximately $184.0 million at the draw date.

The net proceeds from the issuance of the €325 million of Oskar Notes, together with the net proceeds from our initial drawdown under the New Senior Credit Facility of 4.0 billion Czech Koruna and €24 million, were approximately $560.7 million, after deducting underwriting discounts and other related expenses. The Company used the net proceeds along with cash on hand, to repay in full and cancel the existing Oskar Mobil senior credit facility in the amounts of 5.4 billion Czech Koruna and €290.6 million (in aggregate $567.1 million) and to terminate certain currency and interest rate hedging agreements. As a result of the retirement of the current facility and the unwinding of the related hedging agreements, the Company recognized a loss on early extinguishment of debt and related hedges of $25.7 million during the fourth quarter consisting of $17.3 million of the then unrealized loss of such hedging contracts and $8.4 million of unamortized deferred financing costs. In connection with the unwinding of existing hedges an amount of €29.0 million ($35.6 million), consisting of the fair value of the unwound hedges, was paid to counterparts including €13.1 million ($16.1 million) to an affiliate of a significant shareholder of the Company.

On October 13, 2004, the Company entered into currency swap agreements to manage the currency exposure related to the Oskar Notes which represent significantly all of its aggregate Euro exposure. Specifically, the Company entered into cross currency swaps for a notional principal amount of €325 million maturing in April 2009 which establish a fixed exchange rate of 31.625 Czech Koruna to one Euro and a fixed interest rate of 8.52%. An affiliate of a significant shareholder of the Company was a counterpart for €162.5 million of notional principal amount of those new swap agreements.

Furthermore, to manage exposure to interest rate risk through drawings on its New Senior Credit Facility, Oskar Mobil entered into interest rate swap agreements for a notional amount of 2.4 billion Czech Koruna, [$107.3 million] which fixed the interest rate excluding applicable margins on this portion at 3.83%.

In addition to the unwind payment noted above, the Company paid an aggregate amount of $5.0 million in payments ($7.5 million in 2003) under interest rate swap, foreign exchange and other hedging arrangements to an affiliate of a significant shareholder of the Company.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 9
MOBIFON AND OSKAR MOBIL LOYALTY PROGRAMS

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place.

In November 2004, Oskar Mobil implemented a loyalty points program directed to its business customers. Business customers having met certain requirements including a minimum of twelve months are awarded points, based on their total bill, which can be redeemed for handsets. The program is being accounted for in a similar manner to MobiFon's loyalty program.

As a result, operating income for the three and twelve month periods ended December 31, 2004, include an expense of $3.1 million and $7.4 million, respectively and other current assets and accrued liabilities as of December 31, 2004 include amounts of $2.5 million and $6.0 million, respectively, related to these programs.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

NOTE 10
SALE AND LEASE BACK FINANCING - MOBIFON

On January 30, 2004, MobiFon sold for $2.9 million its option to buy the shares of a company whose only asset consisted of a building which was the object of a sale and leaseback financing and accounted for as capital leases with a net book value of $10.9 million included in property, plant and equipment and a related obligation under capital lease of $12.7 million as at December 31, 2003. In addition, MobiFon entered into an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

NOTE 11
DIVIDENDS TO NON-CONTROLLING INTERESTS

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to non-controlling interests. As at December 31, 2004, the amount payable to non-controlling interests based on the conditions of such loan agreements, was $3.2 million and is included with current liabilities.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at December 31, 2004
(in thousands of U.S. dollars except per share data)

NOTE 12
EXCESS CASH FLOW OFFER

In August 2004, in accordance with the terms of the Company's 12.5% Senior Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. In connection with this offering, the Company repurchased $2.3 million in principal of the 12.5% Senior Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

NOTE 13
UMTS LICENSES

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35.0 million to the Romanian Government, of which $10.5 million will be payable within 120 days from the date we were notified of the license grant, being November 23, 2004, and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. As of December 31, 2004, MobiFon had not yet received license documentation. Upon receipt of such documentation, a liability and corresponding asset will be recorded.

On December 15, 2004, the Czech government adopted a cabinet decision in which they mandated the Czech Telecommunications Office, ("CTU") to organize a tender to issue a UMTS license. The cabinet instructed the CTU to first offer the license to Oskar Mobil, for a price of 2 billion Czech Koruna [$89.4 million], under conditions to be negotiated and, failing which, to offer the license to the highest bidder, but with a reserve price of no less than 2 billion Czech Koruna. On February 2, 2005, Oskar Mobil submitted an offer to the CTU and Ministry of Informatics for its consideration. The CTU is currently evaluating the offer.

NOTE 14
ACQUISITION OF NON-CONTROLLING INTERESTS IN OSKAR HOLDINGS

In November 2004, the Company entered into an agreement in principal to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of the Company's treasury stock having an aggregate value of $521.9 million including costs of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its indirect ownership in Oskar Holdings and Oskar Mobil to 100.0% and 99.87%, respectively. Two of the Company's significant shareholders are shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively. The acquisition will be accounted for using the purchase method.

NOTE 15
COMPARATIVE FIGURES AND RECLASSIFICATIONS

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars except per share data)

NOTE 16
SEGMENTED INFORMATION FOR CONTINUING OPERATIONS

	FOR THE THREE MONTHS ENDED DECEMBER 31,
	2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	192,929	151,729	-	344,658	145,146	114,221	-	259,367
Equipment	10,152	12,006	-	22,158	8,394	10,026	-	18,420
	203,081	163,735	-	366,816	153,540	124,247	-	277,787

Cost of services	42,052	56,278	-	98,330	30,018	43,677	-	73,695
Cost of equipment	23,346	20,138	-	43,484	20,200	15,031	-	35,231
Selling, general and administrative expenses	52,847	40,540	6,615	100,002	35,728	33,937	4,687	74,352
Depreciation and amortization	31,611	33,167	10	64,788	26,537	26,843	13	53,393

Operating income (loss)	53,225	13,612	(6,625)	60,212	41,057	4,759	(4,700)	41,116

Acquisitions of property, plant and equipment, including
unpaid acquisitions	21,945	33,078	28	55,051	23,906	31,727	-	55,633

Operating income (loss) before depreciation and
amortization	84,836	46,779	(6,615)	125,000	67,594	31,602	(4,687)	94,509

TELESYSTEM INTERNATIONAL WIRELESS INC.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

(in thousands of U.S. dollars except per share data)

	FOR THE TWELVE MONTHS ENDED DECEMBER 31,
	2004				2003

		Czech				Czech
	Romania	Republic	Corporate		Romania	Republic	Corporate
	Cellular	Cellular	and Other	Total	Cellular	Cellular	and Other	Total
	$	$	$	$	$	$	$	$
Revenues
Services	686,283	523,268	-	1,209,551	529,520	385,388	-	914,908
Equipment	37,212	28,799	-	66,011	28,531	23,646	-	52,177
	723,495	552,067	-	1,275,562	558,051	409,034	-	967,085

Cost of services	146,755	209,340	-	356,095	104,714	163,494	-	268,208
Cost of equipment	69,060	45,865	-	114,925	53,301	36,053	-	89,354
Selling, general and administrative expenses	162,746	134,867	19,640	317,253	118,841	106,143	9,950	234,934
Depreciation and amortization	118,904	114,068	38	233,010	110,458	94,187	66	204,711

Operating income (loss)	226,030	47,927	(19,678)	254,279	170,737	9,157	(10,016)	169,878

Acquisitions of property, plant and equipment, including
unpaid acquisitions	135,822	92,574	28	228,424	107,639	69,748	-	177,387
Property, plant and equipment, licenses and subscribers as
at December 31, 2004 and December 31, 2003	531,028	755,698	126	1,286,852	503,940	687,621	136	1,191,697
Goodwill as at December 31, 2004 and December 31, 2003	545,004	43,619	-	588,623	51,710	15,164	53	66,927
Total assets as at December 31, 2004 and December 31, 2003	1,269,951	936,431	134,327	2,340,709	725,263	821,733	120,535	1,667,531
Operating income (loss) before depreciation and
amortization	344,934	161,995	(19,640)	487,289	281,195	103,344	(9,950)	374,589

TELESYSTEM INTERNATIONAL WIRELESS INC.

FOURTH QUARTER 2004

SUPPLEMENTARY INFORMATION

TELESYSTEM INTERNATIONAL WIRELESS INC.

TIW'S NET DEBT POSITION AS AT DECEMBER 31, 2004 AND OTHER DATA

(in thousands of U.S. dollars)

Net Debt Position as at December 31, 2004
				Proportionate
	Debt	Cash (2)	Net Debt	Net Debt (1)
	$	$	$	$
Investees
MobiFon S.A.	270,000	93,085	176,915	139,747
Oskar Mobil and Oskar Holdings	652,642	54,833	597,809	161,988
TIW and others	224,418	124,184	100,234	100,234
Total	1,147,060	272,102	874,958	401,969

(1) Proportionate financial figures represent the combination of TIW's ultimate proportionate ownership in each of its investees as at December 31, 2004 and is not intended to represent any measure of performance in accordance with generally accepted accounting principles. Subsequent to December 31, 2004, the company increased its equity ownership in Oskar Holdings from 27.1% to 100%

(2) Includes cash, cash equivalents and restricted short-term investments

OUTSTANDING SHARE DATA AS AT FEBRUARY 18, 2005

The following represents all equity shares, granted stock options and RSUs outstanding and the number of Common Shares which the Company's equity subordinated debentures are convertible into as at February 18, 2005 and exclude the performance based RSUs granted in February 2005:
Common
Shares

Common Voting Shares outstanding	215,195,625
Convertible instruments and other:
Outstanding granted employees and director's stock options	4,820,353
Outstanding granted employees and director's RSUs	964,380
Convertible Equity Subordinated Debentures	59,162
221,039,520